EXHIBIT 3

Item 5:   Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered
    directly into the ATS (e.g., via Financial Information exchange ("FIX") protocol,
    Binary)?

    ☒ Yes ☐ No

    If yes, explain the protocol that can be used to directly enter orders and trading
    interest into the ATS.

Answer:

General Operation of the ATS

Subscribers access the ATS via a Financial Information Exchange ("FIX") connection. Such
access is available to Subscribers through an internet protocol address via communications that
are compliant with the FIX API provided by the ATS. The ATS currently supports FIX 4.2.

The ATS does not accept orders via any other forms of communication (e.g., telephone, email,
instant message).

Required Fields

Subscribers must communicate the following information to the ATS upon order entry
through FIX:

Message Type
Client Order ID (unique identifier for order per
session) Execution Instructions
Subscriber Order Capacity (Agent, Principal,
Riskless)
Symbol
Side (Buy, Sell, Sell Short, Sell Short Exempt)
Display
Price instructions
Time in Force
Time of Order Creation (expressed in UTC)
Order Type
Order Quantity
ClientID (used for identifying the client (MPID))
Handling Instruction (ATS supports automated execution and does not provide broker
intervention)

Item 7:   Order Types and Attributes

 a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

   ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);

   iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

   iv. order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

   v. whether an order type is eligible for routing to other Trading Centers;

   vi. the time-in-force instructions that can be used or not used with each order type;

   vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

   viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Answer:

Order Types

Midpoint Discrete Peg Orders: Midpoint Discrete Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint

Discrete Match Matching Process. The ATS will accept Midpoint Discrete Peg Orders with or without a limit price. Midpoint Discrete Peg Orders will be non-displayed.

Primary Peg Orders: Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that are to be executed only in the Discrete Bid/Offer Matching Process. Orders may be submitted with or without a limit price. Primary Peg Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Primary Peg Order would lock or cross the NBBO, such order will be ranked at the locking price and displayed by the System at one (1) MPV below the current NBO (for bids) or one (1) MPV above the current NBB (for offers).

Marketable Peg Orders: Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that are to be executed only in the Discrete Bid/Offer Matching Process. Orders may be submitted with or without a limit price. Marketable Peg Orders will be non-displayed

Limit Orders: Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed only in the Discrete Bid/Offer Matching Process. Limit Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Limit Order would lock or cross the NBBO, such order will be ranked at the locking price and displayed by the System at one (1) MPV below the current NBO (for bids) or one (1) MPV above the current NBB (for offers).

Market Orders: Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the NBBO only in the Discrete Bid/Offer Matching Process. Market Orders will be non-displayed.

The ATS will accept orders with time-in-force instructions of Day or IOC. Day will be the default time-in-force instruction. Day Orders will be held by the ATS on its books from the time of receipt until the end of Regular Trading Hours. If unfulfilled by the end of Regular Trading Hours, such Day orders will be cancelled and the Subscriber who submitted the order will be notified. IOC orders will only be available in the Discrete Bid/Offer Matching Process and will be held until the completion of the next Match Event, and if unexecuted, will be canceled. IOC orders may be submitted with or without a limit price. IOC Orders will be non-displayed. All orders entered into the ATS are considered Not Held.

All open orders are canceled at the end of the trading day.

Routing

IntelligentCross does not support the routing of orders to any other venue.

Message Priority

Incoming orders and related messages are processed in the order in which they are received by the ATS.

Match Priority

Generally, an order's match priority will be based on price, display type (for the Discrete Bid/Offer Matching Process), and the time at which such order is received relative to other orders. With respect to the Discrete Bid/Offer Matching Process, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

Order Amendment

An open order may be amended by Subscribers to the extent the amendment is received by the ATS before a Match Event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS. The match priority of an order will be preserved when amending the quantity of an order to a value *less* than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value *greater* than the existing quantity or when amending any other value in addition to the quantity of the order.

Order Cancellation

An open order may be cancelled by Subscribers to the extent the cancellation order is received by the ATS before a Match Event involving that order occurs. Cancellation orders will cancel all remaining open quantity on an order. Cancellation orders are processed in the order in which they are received by the ATS.

Item 11:   Trading Services, Facilities and Rules

    a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Answer:

Discrete Match Events

The ATS accepts orders in all NMS Stocks eligible for trading (e.g., those that are not subject to a trading halt). The ATS offers two separate matching processes ("Matching Processes") that execute orders using discrete match events ("Match Events") in each security. Subscribers choose which Matching Process to which they send their orders. The Matching Processes are: (1) the "Midpoint Discrete Matching Process," which only include Midpoint Discrete Peg

Orders and executes such orders at the midpoint of the prevailing NBBO at the time of the Match Event; and (2) the "Discrete Bid/Offer Matching Process," which includes limit, market, and primary and marketable peg orders that execute at prices that are at or between the prevailing NBBO at the time of the Match Event. The Midpoint Discrete Matching Process is also referred to as Intelligent Midpoint. The Discrete Bid/Offer Matching Process is also referred to as ASPEN (Adverse Selection Protection Engine).

Orders in the Midpoint Discrete Matching Process will not be displayed. Orders in the Discrete Bid/Offer Matching Process may be marked by Subscribers as either displayed or non-displayed. Orders eligible to be Displayed Orders are: (1) Limit Orders with a limit price that does not lock or cross the NBBO; and (2) Primary Peg Orders that do not lock or cross the NBBO.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Answer:

The Matching Processes contain the following characteristics and any differences between them will be noted accordingly.

Match Events

The Match Events in each security occur at scheduled times as determined by the ATS's matching algorithm throughout the day and are calibrated separately by each Matching Process. Each Matching Process acts independently of each other. Described below is how the ATS determines the time between Match Events and how the ATS calibrates this time for each Matching Process.

Match Event Intervals for Midpoint Discrete Matching Process

The ATS randomizes the time between Match Events within a time range ("Match Event Intervals"); Match Event Intervals are calibrated on a security-by-security basis. A Match Event Interval for a security consists of a minimum amount of time between Match Events and a maximum amount of time between Match Events. The reason the time between Match Events is randomized within a Match Event Interval is to prevent Subscribers from attempting to discern a trading advantage by determining when the next Match Event will occur. The Midpoint Discrete Matching Process has Match Event Intervals between 1 millisecond and up to 200 milliseconds that are calibrated on a security-by-security basis.

At each Match Event for each security, the matching engine for the Midpoint Discrete Matching Process will retrieve the current NBBO and check its book for orders that can be matched. Orders eligible for matching will be matched in time priority at the NBBO midpoint price at the Match Event. The purpose of the scheduled matches is to achieve two objectives: (1) provide for as many matches as possible to maximize liquidity; and (2) keep the NBBO as stable as possible for a period of time after executions occur on the ATS. During Match Event Intervals (i.e., between Match Events), Subscribers have full order control and can cancel or reprice orders until the next Match Event.

The ATS's artificial intelligence functionality model ("AI Model") then analyzes the executions that occur on the ATS and adjusts the Match Event Interval to achieve the two objectives described above. Other factors that contribute to determining the Match Event Interval include time of day, volume and volatility in the security, average spread, trade size, and other market factors. The Match Event Intervals per security are adjusted after enough data points have been accumulated to warrant an adjustment.

Below is an example of how the Midpoint Discrete Matching Process works using Match Event Intervals. The assumptions include:

> Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.

> The next Match Event is scheduled at 10:01:04:03.

> Subscriber A has submitted a 500 share buy order with a limit price of $25.06 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

> Subscriber B has submitted a 200 share buy order with a limit price of $25.07 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ (this order was received after Subscriber A's order so Subscriber A has priority over Subscriber B).

> Subscriber C submits a 600 share sell order with no limit price and a TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:03), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. As a result, the following executions occur during the Match Event at 10:01:04:03.

> Subscriber A will match 500 shares with Subscriber C at $25.06.

> Subscriber B will match 100 shares with Subscriber C at $25.06.

> Subscriber A's 500 share order has been fully filled.

> Subscriber B received a fill of 100 shares and has 100 shares remaining that will be eligible for the next Match Event.

Subscriber C's 600 share order has been fully filled.

The next Match Event will be at a time between 10:01:04:10 and 10:01:04:15 because the last match event was at 10:01:04:03 and the Match Event Intervals are between 7 and 12 milliseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above, the Match Event Intervals could increase (e.g., from 7-12 milliseconds to 12-16 milliseconds) stay the same (7-12 milliseconds) or decrease (e.g., from 7-12 milliseconds to 5-8 milliseconds).

Match Event Intervals for The Discrete Bid/Offer Matching Process

The Discrete Bid/Offer Matching Process will have Match Event Intervals between 150 and 9300 microseconds that will be calibrated on a security-by-security basis. The AI Model for the Discrete Bid/Offer Matching Process is similar to the AI Model of the Midpoint Discrete Matching Process but is calibrated separately such that, for any given security, the Match Event Intervals for the Discrete Bid/Offer Matching Process will be different from the Match Event Intervals for the Midpoint Discrete Matching Process.

Below is an example of how the Discrete Bid/Offer Matching Process works using Match Event Intervals. The assumptions include:

Security XYZ has a Match Event Interval to occur between 175 to 200 microseconds apart.

The next Match Event is scheduled at 10:01:04:03:005.

Subscriber A has submitted a 500 share buy limit order with a limit price of $25.06 and TIF of Day to participate in the Discrete Bid/Offer Matching Process for Security XYZ.

Subscriber B has submitted a 200 share buy limit order with a limit price of $25.07 and TIF of Day to participate in the Discrete Bid/Offer Matching Process for Security XYZ.

Subscriber C submits a 600 share sell market order with no limit price and TIF of Day to participate in the Discrete Bid/Offer Matching Process for Security XYZ.

At the next scheduled Match Event for Security XYZ (10:01:04:03:005), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. As a result, the following executions occur during the Match Event at 10:01:04:03:005:

Subscriber B will match 200 shares with Subscriber C at $25.07.

Subscriber A will match 400 shares with Subscriber C at $25.06.

Subscriber B's 200 share order has been fully filled.

Subscriber A received a fill of 400 shares and has 100 shares remaining that will be eligible for the next Match Event.

Subscriber C's 600 share order has been fully filled at prices of $25.06 and $25.07.

The next Match Event will be at a time between 10:01:04:03:180 and 10:01:04:03:205 because the last match event was at 10:01:04:03:005 and the Match Event Intervals are between 175 and 200 microseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above the Match Event Intervals could increase (e.g., from 175-200 microseconds to 185-205 microseconds), stay the same (175-200 microseconds), or decrease (e.g., from 175-200 microseconds to 165-180 microseconds). The AI Model determines the amount of the increase or decrease in the Match Event Intervals.

Minimum Resting Period

For the Midpoint Discrete Matching Process, only orders that have rested on the order book for a minimum period of time are eligible to match. "Minimum Resting Periods" are determined by the AI Model and set in a stock-specific fashion, similar to Match Events. The purpose of these periods is to further reduce adverse selection. However, in no event will the minimum resting period exceed 200 milliseconds. At this time, there will be no Minimum Resting Period for orders on the Discrete Bid/Offer Matching Process.

Anti-Internalization

The ATS provides an "anti-internalization" setting to its Subscribers. This setting can be enabled upon client request and will prevent the self-matching of two orders from the same Subscriber on the ATS's order books. This setting will not be enabled by default, but can be enabled upon Subscriber request and will be enforced by the Client ID setting. Subscribers can either contact IntelligentCross trading operations to enable this functionality on an MPID basis or they can configure the trading systems to prevent self-crossing at a client or trading desk level.

Locked or Crossed Market

The ATS will not match if the inside market for the stock is crossed (where the NBB price exceeds the NBO price) or if the inside market is locked (where the NBB price equals the NBO price).

Sub-Dollar Pricing

For orders in the Midpoint Discrete Matching Process, in the event that the NBB is less than $1.00, the ATS will execute orders at the midpoint price, regardless of the number of decimal places.

For orders in the Discrete Bid/Offer Matching Process, in the event that the NBB is less than $1.00, the ATS will execute orders at valid prices within the NBBO.

Orders Eligible for Matching

With respect to the Midpoint Discrete Matching Process, the following orders will be eligible for matching during a Match Event:

1. Midpoint Discrete Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.
2. Midpoint Discrete Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
3. Midpoint Discrete Peg Orders without limit prices.

With respect to the Discrete Bid/Offer Matching Process, the following orders will be eligible for matching during a Match Event:

1. Primary Peg Orders with no limit price or those with limit prices that are within the prevailing NBBO at the time of a Match Event.
2. Marketable Peg Orders with no limit price or those with limit prices that can execute within the prevailing NBBO at the time of a Match Event.
3. Limit Orders with limit prices that are within the prevailing NBBO at the time of a Match Event.
4. Market Orders.

Match Priority Criteria

Generally, an order's match priority will be based on price, display type (for the Discrete Bid/Offer Matching Process), and the time at which such order is received relative to other orders. With respect to the Discrete Bid/Offer Matching Process, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the

order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

An amendment of an outstanding order will affect its match priority and Minimum Resting Period as follows:

1. If an order's size is decreased, its timestamp will remain the same, its priority will *not* change and it will *not* wait through a new Minimum Resting Period.
2. If an order's size is increased, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.
3. If an order's price is changed, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.

IntelligentCross conducts trading strictly in an agency capacity on the ATS. IntelligentCross does not conduct trading in a proprietary capacity.

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis. In particular, the ATS's error policy is included within the ATS's Subscriber Agreement that is signed by both parties (ATS and client) prior to the Subscriber's commencement of trading activity upon the ATS's platform. If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (i.e., outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate either electronically (ACT Web for NASDAQ TRF) or over the telephone (NYSE TRF) the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (i.e., inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross's error account. IntelligentCross will then trade out of the error position via IntelligentCross's routing broker as soon as is possible. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross's error account for settlement purposes and document within IntelligentCross's systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross's CEO or his/her supervisory principal designee.

The ATS will also perform the required OATS entries if the error trade is for an OATS reportable security.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and NASDAQ's WebLink ACT. A file in IntelligentCross's systems will be created that documents any ACT reversals that have been performed as a result of a clearly erroneous notification.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders, executions, clearing contracts, and post-trade reports are anonymous. Subscribers are only made aware of IntelligentCross as party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order", or similar functionality provided.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.